EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Supplementary Report – Approval of Settlement – Bezeq International

Further to the description in section 4.15.1 (subsections (a) and (c)) of the chapter containing a description of the Company’s business affairs in its periodic report for 2015 (“Barnea Report”) regarding two claims and class action certification motions which were filed against the subsidiary, Bezeq International Ltd. (“Bezeq International”) and additional international operators (with approximately NIS 1.59 billion and NIS 2.7 billion being sought from Bezeq International) on grounds that Bezeq International misled customers who purchased pre-paid international calling cards regarding the number of minutes on the calling cards, the Company hereby provides notification that the Company yesterday was notified by Bezeq International of a ruling issued on September 15, 2016, which approved the parties’ settlement with respect to both proceedings, in the framework of which Bezeq International would allow calls amounting to NIS 5 million for no charge, and would pay the class plaintiffs remuneration and legal fees in the amount of NIS 550 thousands. The approval of the settlement arrangement brings the claims to an end and res judicata applies to all the arguments therein, to the extent they pertain to Bezeq International.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.